# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCM Grosvenor Inc, CIK 0001819796
CUSIP: 36831E108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-035432
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 5,900,466; shared dispositive power 5,900,466; aggregate amount beneficially owned 5,900,466 (13.1% of the class)
- Columbia Management Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); shared voting power 5,892,934; shared dispositive power 5,892,934; aggregate amount beneficially owned 5,892,934 (13.1% of the class)
- Columbia Wanger Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 5,880,379; shared dispositive power 5,880,379; aggregate amount beneficially owned 5,880,379 (13.1% of the class)
- Columbia Acorn Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 4,944,660; shared dispositive power 4,944,660; aggregate amount beneficially owned 4,944,660 (11% of the class)

## Item 1. Issuer
Name of issuer: GCM Grosvenor Inc
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100 Chicago, IL 60611

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) Columbia Management Investment Advisers, LLC ("CMIA")
(c) Columbia Wanger Asset Management, LLC ("CWAM")
(d) Columbia Acorn Fund ("Fund")
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 290 Congress St.
Boston, MA 02210
(c) 71 S Wacker Drive, Suite 2500
Chicago, IL 60606
(d) 71 S Wacker Drive, Suite 2500
Chicago, IL 60606
Citizenship:
(a) Delaware
(b) Minnesota
(c) Delaware
(d) Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA, CWAM and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA and CWAM may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA and CWAM include those shares separately reported herein by the Fund.
AFI, as the parent company of CMIA and CWAM, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons.
Each of AFI, CMIA and CWAM disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: To the knowledge of AFI, CMIA, CWAM and the Fund, no other persons besides AFI, CMIA, CWAM and the Fund and those persons for whose shares of common stock CMIA, CWAM and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of December 31, 2024, only the Fund owned more than 5% of the class of securities reported herein. Any remaining shares reported herein by CMIA and CWAM are held by various other funds or accounts managed by CMIA and CWAM which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and CWAM and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA's and CWAM's knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as December 31, 2024.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [Enter the name of your institutional investor here] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Ameriprise Financial, Inc.: /s/Michael G. Clarke, Michael G. Clarke Senior Vice President, North America Head of Operations & Investor Services (02/14/2025)
- Columbia Management Investment Advisers, LLC: /s/Michael G. Clarke, Michael G. Clarke Senior Vice President, North America Head of Operations & Investor Services (02/14/2025)
- Columbia Wanger Asset Management, LLC: /s/Michael G. Clarke, Michael G. Clarke Senior Vice President, North America Head of Operations & Investor Services (02/14/2025)
- Columbia Acorn Fund: /s/Michael G. Clarke, Michael G. Clarke Treasurer (02/14/2025)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593

Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement